GENERAL MINERALS CORPORATION
Suite 880, 580 Hornby Street
Vancouver, BC V6C 3B6
Tel: (604) 684-0693 Fax: (604) 684-0642

June 4, 2007

Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, NW
Washington, DC 20549
USA

Mail Stop 3-2

Dear Sirs and Mesdames:

Re: General Minerals Corporation (the "Company")
File No: 82-34810; Rule 12g3-2(b)

The Company hereby encloses the following listed documents (Schedule "A"), which the Company has made public for the month of May, 2007, pursuant to the laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, for filing with the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

We trust that the information included in this package is complete, should you require further information or have any questions or comments please contact the undersigned.

Yours truly,

GENERAL MINERALS CORPORATION
Per:

William D. Filtness
Chief Financial Officer

WDF:mk
Enclosures

SCHEDULE "A"
GENERAL MINERALS CORPORATION
(the "Issuer")

1.	**Financial Statements, MD&A and other related documents**	
(a)	Interim Financial Statements for the period ended March 31, 2007	May 15, 2007
(b)	Management Discussion and Analysis for the period ended March 31, 2007	May 15, 2007
(c)	Confirmation of Mailing to registered shareholders	May 15, 2007
(d)	Report on voting results	May 18, 2007
2.	**News Releases**	
(a)	General Minerals Corporation Announces Formation of a New Gold-Copper Focused Company	May 4, 2007
(b)	General Minerals Corporation Files March 31, 2007 Quarterly Report	May 15, 2007
(c)	General Minerals Corporation Options Large Land Package Surrounding Canasta Dorada Gold Property in Sonora, Mexico	May 31, 2007
(d)	General Minerals Corporation Reviewing Strategic Alternatives: Includes Possible $60 million Private Placement	May 31, 2007
3.	**Filings with the Toronto Stock Exchange**	
(a)	All financial statements, MD&A and Annual Information Forms referred to under Item 1	
(b)	All news releases referred to under Item 2	

12g3-2(b): 82-34810

General Minerals Corporation

1st Quarter Ended March 31, 2007

(Unaudited)

General Minerals Corporation

Consolidated Balance Sheets

As at March 31, 2007

(Unaudited - expressed in Canadian dollars)

	March 31, 2007 $	December 31, 2006 $
Assets		
Current assets		
Cash and cash equivalents	**6,932,065**	7,381,859
Prepaids and other	**238,302**	245,485
	7,170,367	7,627,344
Investments (note 3)	**5,074,000**	-
Mining properties and equipment		
Mining claims and deferred exploration (note 4)	**1,772,881**	2,700,039
Reclamation deposit	**19,308**	19,308
Equipment (note 5)	**60,741**	90,163
Deferred share issue costs (note 6)	**-**	341,534
Intangibles	**117,400**	117,400
	14,214,697	10,895,788
Liabilities		
Current liabilities		
Accounts payable	**164,270**	536,031
Minority interest	**37,934**	44,221
	202,204	580,252
Shareholders' Equity		
Capital stock (note 7)	**61,398,089**	61,326,812
Contributed surplus (note 7)	**871,354**	879,306
Deficit	**(50,087,906)**	(51,890,582)
Accumulated comprehensive income	**1,830,956**	-
	14,012,493	10,315,536
	14,214,697	10,895,788

On Behalf of the Board

Michael Winn – Director

Terrence A. Lyons - Director

The accompanying notes are an integral part of these consolidated financial statements.

General Minerals Corporation

Consolidated Statements of Operations and Deficit
For the three months ended March 31, 2007

(Unaudited - expressed in Canadian dollars)

	March 31, 2007 $	March 31, 2006 $
General and administrative expenses		
Consulting	**46,919**	21,135
Directors' fees	**17,000**	16,000
Filing fees and transfer agent	**32,921**	28,841
Office and miscellaneous	**49,552**	54,873
Professional fees	**88,787**	77,526
Shareholder information	**17,342**	21,146
Stock-based compensation	**-**	22,173
Wages and benefits	**65,885**	71,028
	(318,406)	(312,722)
Other income (expense)		
Depreciation and amortization	**(6,919)**	(8,207)
Foreign currency loss (gain)	**(20,001)**	6,834
Gain on dilution from investment in South American Silver Corp. ("SASC") (note 3)	**2,101,743**	-
Interest and other income	**75,882**	71,032
Minority interest	**6,287**	24,437
Reconnaissance expense	**(35,910)**	(74,801)
Net earnings (loss) for the period	**1,802,676**	(293,427)
Deficit - Beginning of period	**(51,890,582)**	(51,245,878)
Deficit - End of period	**(50,087,906)**	(51,539,305)
Basic and diluted earnings (loss) per share	**0.19**	(0.03)
Weighted average shares outstanding during the period	**9,368,877**	9,285,077

The accompanying notes are an integral part of these consolidated financial statements.

General Minerals Corporation

Consolidated Statements of Cash Flows
For the three months ended March 31, 2007

(Unaudited - expressed in Canadian dollars)

	March 31, 2007 $	March 31, 2006 $
Cash flows from operating activities		
Net earnings (loss) for the period	**1,802,676**	(293,427)
Items not affecting cash		
Depreciation and amortization	**6,919**	8,207
Gain on dilution from investment in SASC	**(2,101,743)**	-
Minority interest	**(6,287)**	(24,437)
Stock-based compensation	**-**	22,173
	(298,435)	(287,484)
Changes in non-cash operating working capital		
Increase in prepaids and other	**(125,093)**	(23,922)
Increase (decrease) in accounts payable	**269,567**	(83,960)
	(153,961)	(395,366)
Cash flows from investing activities		
Deferred exploration expenditures	**(251,822)**	(228,149)
Property payments received for mining claims	**31,166**	57,518
Purchase of equipment	**(2,468)**	-
Net cash of SASC on deconsolidation	**(136,034)**	-
	(359,158)	(170,631)
Cash flows from financing activities		
Proceeds from issuance of capital stock	**63,325**	-
Decrease in cash and cash equivalents	**(449,794)**	(565,997)
Cash and cash equivalents - Beginning of period	**7,381,859**	8,406,907
Cash and cash equivalents - End of period	**6,932,065**	7,840,910
Supplemental cash flow information		
Common shares issued on exercise of stock options	**7,952**	-
Equipment relating to SASC	**24,971**	-
Mining claims relating to SASC	**1,147,814**	-
Share issue costs relating to SASC	**473,810**	-
Payables relating to SASC	**(641,328)**	-

The accompanying notes are an integral part of these consolidated financial statements.

General Minerals Corporation

Consolidated Statement of Comprehensive Income

For the three months ended March 31, 2007

(Unaudited - expressed in Canadian dollars)

	March 31, 2007 $
Net earnings for the period before comprehensive income	1,802,676
Unrealized gains on available for sale investments (note 3)	1,830,956
Comprehensive income for the period	3,633,632
Accumulated comprehensive income – Beginning of period	-
Unrealized gains on available for sale investments (note 3)	1,830,956
Accumulated comprehensive income – End of period	1,830,956

The accompanying notes are an integral part of these consolidated financial statements.

(Unaudited - expressed in Canadian dollars)

1. Organization and Nature of Operations

General Minerals Corporation (the "Company") was incorporated under the Canada Business Corporations Act on August 19, 1994.

The Company's principal activities are the acquisition, exploration and development of mineral properties. The principal countries where the Company is undertaking exploration activities include the United States, Mexico and Mongolia. Property interests in these countries are held through various wholly and majority owned subsidiaries.

The recoverability of amounts shown as mining claims and deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the Company's ability to obtain financing to develop the properties, and the ultimate realization of profits through future production or sale of properties. These and other uncertainties could adversely affect the future carrying value of mining properties and deferred exploration costs.

2. Significant Accounting Policies

These unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods as per the annual consolidated financial statements for the year ended December 31, 2006 with the following additions. They do not include all the disclosures required by generally accepted accounting principles, and should be read in conjunction with the most recent annual financial statements of the Company.

Adoption of new accounting standards

On January 1, 2007, the Company adopted two new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"); Section 3855, "Financial instruments – recognition and measurement", and Section 1530, "Comprehensive income". These standards were adopted on a prospective basis and as such, prior periods have not been restated.

a) Financial instruments - recognition and measurement

CICA Handbook Section 3855 requires that all financial assets, except those classified as held to maturity and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. The Company's investment in South American Silver Corp. ("SASC") has been designated as available for sale.

(Unaudited - expressed in Canadian dollars)

b) Comprehensive income

Under CICA Handbook Section 1530, comprehensive income is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in the statement of operations such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net earnings (loss) until realized. The Company has included a statement of comprehensive earnings in its consolidated financial statements which adjusts for gains and losses on financial assets available for sale in the first quarter of 2007.

3. Investments

On February 19, 2007, the Company's wholly-owned subsidiary, SASC, completed its initial public offering of 34,000,000 common shares. The SASC shares were issued pursuant to a final prospectus dated February 7, 2007 at a price of $0.50 per share, for total gross proceeds of $17,000,000. SASC also granted the agents an option (exercisable within 30 days of closing) to purchase up to an additional 5,100,000 common shares at $0.50 per common share for additional gross proceeds of $2,550,000. The agents exercised this option, following which the Company's ownership in SASC is 8,600,000 common shares representing an 18% ownership interest.

The shares of SASC owned and controlled by the Company are subject to a regulatory escrow agreement and a lock-up agreement with the agents. The net effect of these escrow and lock-up agreements is that until August 19, 2007, unless the Company receives the consent of the agents, none of the shares of SASC owned by the Company can be sold. On August 19, 2007, 4,300,000 common shares will be released from the escrow and contractual restrictions, with 2,150,000 shares being released on each of February 19, 2008 and August 19, 2008.

As a result of this transaction, the Company has ceased to consolidate the accounts of SASC which included the Company's Bolivian and Chilean mining properties. The consolidated assets and liabilities of SASC as at February 19, 2007, the IPO date, can be summarized as follows:

Mining claims and deferred exploration	$1,147,814
Equipment	24,971
Deferred share issue costs	473,810
Cash and cash equivalents	136,034
Current liabilities	(641,328)
Investment in SASC – 8,600,000 common shares at cost	1,141,301
Dilution gain	2,101,743
Accumulated unrealized holding gains	1,830,956
Carrying value at March 31, 2007 quoted value of $0.59 per share	$5,074,000

Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. The Company's investment in SASC has been designated as available for sale.

(Unaudited - expressed in Canadian dollars)

4. Mining Claims and Deferred Exploration

	March 31, 2007	December 31, 2006
Bluebird, U.S.	$171,017	$171,017
Canasta Dorada, Mexico	204,730	134,708
Cerro Negro, Mexico	92,443	92,195
Dragoon, U.S.	215,119	215,083
Escalones, Chile a)	-	204,761
Gold Lake, U.S.	386,728	369,890
Laurani, Bolivia a)	-	462,925
Malku Khota, Bolivia a)	-	402,516
Markham Wash, U.S. b)	332,699	363,418
Monitor, U.S.	218,821	188,138
San Antonio, Mexico	52,568	-
Other *	98,756	95,388
	$1,772,881	$2,700,039

* These expenditures are in respect of several newly-acquired mineral properties.

a) The Company's South American properties are held by SASC (note 3). During the period, the Company's interest in SASC was reduced to 18%; consequently the Company no longer consolidates the costs attributable to these properties in its accounts.

b) The Company has entered into an option agreement with Teck Cominco American Incorporated (TCAI), a wholly owned subsidiary of Teck Cominco Limited, whereby TCAI can earn up to a 65% joint venture interest in the Markham Wash copper property located in Graham County, Arizona.

To complete its initial earn-in to 51%, TCAI must incur expenditures of US$3,500,000 on the Markham Wash property within five years of February 27, 2006, of which US$250,000 was a guaranteed commitment in the first year. Of this amount, TCAI incurred US$223,490 in property expenditures and during the period, paid the amount of $31,166 (US$26,510) directly to the Company. Following its exercise of the option to earn an initial 51% interest, TCAI may elect to earn an addition 9% interest by expending US$4,000,000 on the property over two years. Thereafter, TCAI may make a separate election to earn an additional 5% interest by funding a feasibility study.

5. Equipment

	March 31, 2007			Dec. 31, 2006
	Cost	Accumulated amortization	Net book value	Net book value
Equipment	$34,129	$18,040	$16,089	$18,191
Computer hardware	82,144	70,065	12,079	12,474
Computer software	5,465	4,062	1,403	1,934
Vehicles	50,335	19,165	31,170	57,564
	$172,073	$111,332	$60,741	$90,163

(Unaudited - expressed in Canadian dollars)

6. Deferred Share Issue Costs

	March 31, 2007	December 31, 2006
Deferred share issue costs	$ -	$341,534

On December 21, 2006, the Company's wholly owned subsidiary, SASC, filed a preliminary prospectus in connection with an initial public offering of its common shares in each of the Provinces of Ontario, British Columbia, Alberta, Saskatchewan, Manitoba and Nova Scotia. In connection with this filing, the Company incurred legal, accounting, and filing fees of $341,534 which were deferred. During the three months ended March 31, 2007, SASC completed its IPO and these costs were reimbursed to the Company and were charged to the share capital of SASC as share issue costs.

7. Capital Stock

	Number of Common Shares	Amount
Balance, December 31, 2006	9,335,077	$61,326,812
Issuance of common shares on exercise of stock options	74,500	63,325
Fair value of exercised stock options	-	7,952
Balance, March 31, 2007	9,409,577	$61,398,089

Stock options

During the period, the Company did not grant any stock options under the terms of its Stock Option Plan ("Plan"). The schedule of stock option activity under the Plan is as follows:

	Number of shares	Weighted average exercise price
Balance, December 31, 2006	895,500	$1.69
Options exercised	(74,500)	0.85
Options expired	(2,500)	0.85
Balance, March 31, 2007	818,500	$1.77

(Unaudited - expressed in Canadian dollars)

The following table summarizes information about stock options outstanding as at March 31, 2007.

	Options outstanding and exercisable		
Range of exercise price $	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price
1.25 to 1.85	731,500	2.2	$1.43
1.86 to 2.75	10,000	3.3	2.20
4.01 to 5.00	77,000	3.7	4.97
1.25 to 5.00	818,500	2.4	1.77

During the three months ended March 31, 2007, the Company recorded $nil (2006 - $22,173) in stock-based compensation expense in respect of the vesting of stock options that were granted in 2005.

Share warrants

The schedule of warrant activity during the period is as follows:

	Number of shares	Weighted average exercise price
Balance, December 31, 2006 and March 31, 2007	2,018,000	$1.86

The exercise price of these warrants increases to $2.05 on June 25, 2007, and the warrants expire on June 25, 2008.

Contributed surplus

	Three months ended March 31, 2007	Three months ended March 31, 2006
Balance – Beginning of period	$879,306	$842,351
Stock-based compensation	-	22,173
Fair value of exercised stock options	(7,952)	-
Balance – End of period	$871,354	$864,524

(Unaudited - expressed in Canadian dollars)

8. Related Party Transactions

a) During the three months ended March 31, 2007, included in professional fees were legal fees totalling $40,681 (March 31, 2006 - $35,226) which were charged by a legal firm in which a director of the Company is a partner.

b) During the three months ended March 31, 2007, consulting fees totalling $52,517 (March 31, 2006 - $47,671) were charged by officers of the Company. Of this amount, $35,077 (March 31, 2006 - $9,096) was charged to loss for the period and $17,440 (March 31, 2006 - $38,575) was deferred and included in property costs. As at March 31, 2007, prepaids and other included an amount of $2,392 (December 31, 2006 - $14,510) advanced to an officer of the Company.

c) Included in accounts payable as at March 31, 2007 was $60,464 (December 31, 2006 - $217,844) payable to related parties.

d) Included in prepaids and other as at March 31, 2007 was $140,009 (December 31, 2006 - $nil) due from SASC.

e) Related party transactions are in the ordinary course of business, occurring on terms that are similar to those of transactions with unrelated parties, and therefore are measured at the exchange amount.

9. Segment Information

The Company's operations are limited to a single industry segment, being mineral exploration and development. Geographic segmented information as at March 31, 2007 and December 31, 2006 includes:

Identifiable Assets	March 31, 2007	December 31, 2006
Canada	$12,082,740	$7,737,715
United States	1,505,148	1,438,609
Bolivia	-	915,421
Chile	-	255,735
Caribbean	143,966	185,457
Mexico	449,448	329,591
Other	33,395	33,260
Total Assets	$14,214,697	$10,895,788

10. Commitment

The Company is committed under the terms of an office lease agreement that expires on April 30, 2010 for the following annual rent and estimated operating costs:

Year ending December 31	
2007	$16,000
2008	22,100
2009	22,900
2010	7,700

General Minerals Corporation

Consolidated Schedule of Deferred Exploration Expenditures

For the three months ended March 31, 2007

(Unaudited - expressed in Canadian dollars)

	U.S. Properties	Bolivia Properties	Chile Properties	Mongolia Properties	Mexico Properties	Total
	$	$	$	$	$	$
Balance at December 31, 2006	1,307,546	865,441	204,761	28,803	293,488	2,700,039
Land payments	25,555	59,456	-	-	29,158	114,169
Laboratory	2,564	-	-	-	-	2,564
Field supplies	1,937	2,023	-	-	686	4,646
Consulting and supervision	127	1,526	-	-	936	2,589
Geological consulting	12,577	13,873	585	-	52,147	79,182
Geophysical	1,623	-	-	-	2,028	3,651
Travel and accommodation	3,621	78	71	-	41,251	45,021
	48,004	76,956	656	-	126,206	251,822
Less:						
Property payment received	(31,166)	-	-	-	-	(31,166)
Transfer of costs to South American Silver Corp.	-	(942,397)	(205,417)	-	-	(1,147,814)
	16,838	(865,441)	(204,761)	-	126,206	(927,158)
Balance at March 31, 2007	1,324,384	-	-	28,803	419,694	1,772,881

General Minerals Corporation

880-580 Hornby Street
Vancouver, B.C. V6C 3B6

Phone: (604) 684-0693
Fax: (604) 684-0642
Web page: generalminerals.com

General Minerals Corporation

Management's Discussion and Analysis of Financial Position and Results of Operations ("MD&A")

The following information, prepared as of May 11, 2007, should be read in conjunction with the unaudited interim consolidated financial statements of General Minerals Corporation (the "Company") for the three months ended March 31, 2007, as well as the audited consolidated financial statements for the year ended December 31, 2006 and the related management's discussion and analysis (the "Annual MD&A") contained in the 2006 Annual Report. All amounts are expressed in Canadian dollars unless otherwise indicated and prepared in accordance with Canadian generally accepted accounting principles.

Forward-Looking Statements

Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as "plans", "intends", "anticipates", "should", "estimates", "expects", "believes", "indicates", "suggests" and similar expressions.

This MD&A and in particular the "Outlook" section, contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors. Information concerning the interpretation of drill results may also be considered a forward-looking statement, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.

It is important to note that:

- Unless otherwise indicated, forward-looking statements in this MD&A describe the Company's expectations as of May 11, 2007.
- Readers are cautioned not to place undue reliance on these statements as the Company's actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company's business, or if the Company's estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.
- The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

The material assumptions that were applied in making the forward looking statements in this MD&A include: execution of the Company's existing plans or exploration programs for each of its properties, either of which may change due to changes in the views of the Company or its joint venture partners or if new information arises which makes it prudent to change such plans or programs; and the accuracy of current interpretation of drill and other exploration results.

For a description of material factors that could cause the Company's actual results to differ materially from the forward-looking statements in this MD&A, please see "Risks and Uncertainties".

General

- *South America*

In February 2007, the Company completed the spin off of its former subsidiary, South American Silver Corp. ("SASC"), which held the Company's South American assets. SASC completed its initial public offering ("IPO"), including the exercise in full of an agents' over-allotment option, through the issuance of 39,100,000 common shares at $0.50 per share to raise gross proceeds of $19,550,000, and the shares of SASC were listed on the Toronto Stock Exchange. The Company currently owns 8,600,000 common shares of SASC, which represents approximately 18% of the issued and outstanding common shares of SASC. These 8,600,000 common shares are subject to escrow and lock-up agreements. The principal assets of SASC are the Malku Khota silver project and the Laurani silver gold-copper project in Bolivia; and the Escalones copper-gold project in Chile.

- *North America*

The Company presently holds interests in properties located in Mexico and the United States. All the properties are at varying stages of exploration. During the period, the Company continued with its strategy of acquiring mineral properties and conducting preliminary exploration programs.

The Company has recently announced that it is proceeding with plans to spin off its North American assets to a new corporation in a manner similar to its recent IPO spin-off of its South American assets to SASC. The plan calls for this new gold-copper focused company to eventually become a publicly traded company.

- *Mongolia*

The Company has advanced funds to its 51%-owned subsidiary, Foundation Resources Ltd., which is proceeding with plans for an IPO.

Results of Operations

During the first quarter ended March 31, 2007, the Company reported net earnings of $1,802,676 ($0.19 per share) compared to a loss of $293,427 ($0.03 loss per share) reported in the same period of 2006. These results include the results of SASC up until February 19, 2007, being the date of SASC's IPO. On completion of SASC's IPO, the Company's interest in SASC was reduced to below 50% and the Company no longer controlled SASC. Accordingly, the Company ceased to consolidate in its accounts the accounts of SASC.

The 2007 earnings include a dilution gain on the Company's investment in SASC. The fair value of the Company's share of the consideration paid by the new investors in SASC exceeded the carrying value of the Company's share of the net assets of SASC, resulting in a dilution gain amounting to $2,101,743.

General and administrative expenses increased marginally from $312,722 to $318,406. Significant expense items include professional fees for accounting, legal and tax services, which were $88,787 (2006 - $77,526). These services relate principally to annual filings, including charges from consultants engaged to review the Company's internal controls and disclosure controls. Consulting fees of $46,919 (2006 - $21,135) include charges incurred by the Company's Mexican subsidiary as well as fees charged by officers of the Company. Wages and benefits decreased slightly from $71,028 to $65,885; and there was a slight decrease in office and miscellaneous expense from $54,873 to $49,552.

During the comparative period, the Company incurred stock-based compensation expense of $22,173 representing non-cash charges incurred in connection with the granting of stock options. The fair value of all stock options granted is recorded as a charge to operations over the vesting period.

Other items incurred during 2007 include reconnaissance expense which decreased to $35,910 from $74,801. During late 2005, the Company made the decision to reduce the amount of reconnaissance for new properties, concentrating its efforts on its existing portfolio of properties.

The 2007 operating results include a foreign currency loss of $20,001 resulting from a strengthening of the Canadian dollar during the period in relation to U.S. dollar-denominated cash and cash equivalents. To meet ongoing requirements, a significant portion of the Company's cash and cash equivalents has been held in U.S. dollars. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction. In the first quarter of 2006, the Company recognized a foreign exchange gain of $6,834.

Expenses were offset by $75,882 (2006 - $71,032) in interest income earned on the Company's surplus cash balance.

Capital Expenditures

Total exploration spending increased marginally to $251,822 during the first quarter of 2007 from $228,149 in the first quarter of 2006. The 2007 deferred expenditures included $114,169 in land payments as well as costs associated with preliminary exploration programs. Costs incurred on the various Mexican properties totalled $126,206, of which $70,022 was incurred at Canasta Dorada. A total of $48,004 was incurred in the United States. In addition the first quarter costs include $76,956 incurred in Bolivia, prior to the completion of SASC's IPO.

Deferred exploration expenditures were offset by a $31,166 payment received by the Company in respect of a guaranteed exploration commitment under the Markham Wash option agreement. During the first quarter of 2006, the Company received an option payment of $57,518 in respect of the Monitor option agreement.

During the quarter, the Company ceased to consolidate the accounts of SASC and the Company's consolidated cash and cash equivalents balance was accordingly reduced by $136,034, representing the cash held by SASC immediately prior to its IPO.

Summary of Quarterly Results (unaudited)

Three months ended	March 31, 2007	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	March 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005
Total Revenues	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
Deferred exploration expenditures	$251,822	$231,353	$333,821	$178,917	$228,149	$390,407	$199,719	$202,123
Net earnings (loss)	$1,802,676	$292,800	($241,915)	($402,162)	($293,427)	($683,564)	($836,988)	($2,138,306)
Net earnings (loss) per share (basic and fully diluted)	$0.19	$0.03	($0.03)	($0.04)	($0.03)	($0.07)	($0.09)	($0.24)

The net earnings for the quarter ended March 31, 2007 included a $2,101,743 dilution gain on the Company's investment in SASC. The net earnings for the quarter ended December 31, 2006 included a $1,057,012 gain on the disposal of the Company's investment in Esperanza, and was offset by a writedown of the carrying value of the Company's mineral properties amounting to $411,669. The net

loss for the quarter ended June 30, 2006 included a foreign exchange loss of $154,486 resulting from the translation of U.S. dollar-denominated cash and cash equivalents. The net loss for the quarter ended December 31, 2005 included a writedown of the carrying value of the Company's mineral properties amounting to $441,391. The net loss for the quarter ended September 30, 2005 included a $229,375 loss on the disposal of shares of Esperanza; and a foreign exchange loss of $273,299 resulting from the translation of U.S. dollar-denominated cash and cash equivalents. The net loss for the quarter ended June 30, 2005 included a writedown of the Company's investment in Esperanza amounting to $1,480,000; and a non-cash charge of $148,254 for stock-based compensation expense.

Financing Activities

During the quarter, the Company received $63,325 from the exercise of 74,500 stock options at $0.85 per share.

Liquidity and Capital Resources

The Company's aggregate operating, investing and financing activities during the quarter resulted in a net cash outflow of $449,794. As at March 31, 2007, the Company had cash of $6.9 million (December 31, 2006 - $7.4 million).

The Company also held 8.6 million shares of SASC with a quoted value of $5,074,000. These shares are subject to escrow and contractual restrictions with the result that none of the shares owned and controlled by the Company can be sold. On August 19, 2007, 4,300,000 shares will be released from the escrow and contractual restrictions, with a further 2,150,000 shares being released on each of February 19, 2008 and August 19, 2008.

The Company is in a strong financial position to pursue its strategy of acquiring mineral properties and conducting preliminary exploration programs. Cash on hand is adequate to allow the Company to meet its obligations and to fund planned exploration for at least the next year.

The Company is subject to various option and lease agreements in connection with the acquisition of mineral interests. These agreements generally require the Company to make periodic payments over a varying number of years to maintain its interests. The Company can cancel these agreements at any time without completing the remaining payments and without penalty. In addition, the Company has the following contractual obligation as at March 31, 2007:

		Payments Due by Period		
Contractual Obligations	*Total*	*Less than 1 year*	*1 – 3 years*	*3 – 5 years*
Lease agreement for office premises in Denver, USA	$68,700	$21,600	$45,200	$1,900

Transactions with Related Parties

The Company entered into the following transactions with related parties during the quarter. During the three months ended March 31, 2007, included in professional fees were legal fees totalling $40,681 (March 31, 2006 - $35,226) which were charged by a legal firm in which a director of the Company is a partner. During the three months ended March 31, 2007, consulting fees totalling $52,517 (March 31, 2006 - $47,671) were charged by officers of the Company. Of this amount, $35,077 (March 31, 2006 - $9,096) was charged to loss for the period and $17,440 (March 31, 2006 - $38,575) was deferred and included in property costs. As at March 31, 2007, prepaids and other included an amount of $2,392 (December 31, 2006 - $14,510) advanced to an officer of the Company. Included in accounts payable as at March 31, 2007 was $60,464 (December 31, 2006 - $217,844) payable to related parties.

Included in prepaids and other as at March 31, 2007 was $140,009 (December 31, 2006 - $nil) due from SASC.

Critical Accounting Estimates

The Company's critical accounting estimates are as described in the Annual MD&A. The accounting estimates considered to be significant to the Company include the carrying values of mining claims and deferred exploration and of intangibles, and the computation of stock-based compensation expense.

Management reviews the carrying values of its mining claims on at least an annual basis to determine whether an impairment should be recognized. In addition, capitalized costs related to abandoned properties are written off in the period of abandonment. No writedown was taken during the current quarter. Capitalized costs in respect of the Company's mining claims amounted to $1,772,881 as at March 31, 2007. In the event that the properties are abandoned, lost, or determined to be impaired, these costs may not be recoverable and there is a risk that all or part of these costs may be written down in future periods.

During 2004, the Company recognized an intangible asset of $117,400 in respect of the agreement to acquire a 51% interest in Foundation. This investment was part of the Company's strategy of funding the property acquisition efforts of entrepreneurial geologists. The intangible asset was attributed to Foundation's management team, including its connection to Mongolia. Foundation has set up a subsidiary in Mongolia and currently holds one early stage property and is negotiating the acquisition of a significant gold property. Management reviews the carrying value attributed to the intangible asset on a quarterly basis and during the quarter ended March 31, 2007, no writedown was taken. There is a risk, however, that the intangible asset could be written down in a future quarter.

The Company uses the fair-value method of accounting for stock-based compensation related to incentive stock options granted, modified or settled. Under this method, compensation cost attributable to all incentive stock options granted is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. In determining the fair value, the Company makes estimates of the expected volatility of the stock as well as an estimated discount rate. Changes to these estimates could result in the fair value of the stock-based compensation being less than or greater than the amount recorded. During the three-month period, no stock options were granted and the Company recorded stock-based compensation expense of $nil.

Changes in Accounting Policies including Initial Adoption

On January 1, 2007, the Company adopted two new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"); Section 3855, "Financial instruments – recognition and measurement", and Section 1530, "Comprehensive income". These standards were adopted on a prospective basis and as such, prior periods have not been restated.

- *Financial instruments – recognition and measurement*

CICA Handbook Section 3855 requires that all financial assets, except those classified as held to maturity and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. The Company's investment in SASC has been designated as available for sale.

- *Comprehensive income*

Under CICA Handbook Section 1530, comprehensive income is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in the statement of operations such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net earnings (loss) until realized.

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents and accounts payable. Cash equivalents consist of highly liquid investments held in the form of high quality commercial paper, the investment terms of which are less than three months at the time of acquisition. The fair values of the financial instruments approximate their book value due to their short-term nature.

The Company is exposed to currency exchange rate risks to the extent of its foreign activities principally in the United States and Mexico. The Company does not hedge its exposure to fluctuations in the related exchange rates; however, the Company maintains a significant portion of its cash and cash equivalents in U.S. dollars.

Outstanding Share Data

Authorized Capital:
Common shares, no par value, unlimited shares

Issued and outstanding:
9,409,577 common shares as at May 11, 2007.

Outstanding options, warrants, and convertible securities as at May 11, 2007:

Type of Security	Number	Exercise Price	Expiry date
Share purchase warrants	2,018,000	$1.86 *	June 25, 2008
Stock options	102,500	$1.25	May 30, 2008
Stock options	409,000	$1.30	August 6, 2009
Stock options	8,000	$4.70	March 5, 2010
Stock options	220,000	$1.75	June 9, 2010
Stock options	10,000	$2.20	August 4, 2010
Stock options	69,000	$5.00	February 9, 2011

* this exercise price increases to $2.05 per share on June 25, 2007.

Risks and Uncertainties

Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. The Company attempts to mitigate its exploration risk by maintaining a diversified portfolio that includes several metal commodity targets in a number of favourable geologic and political environments. Management also balances risk through joint ventures with other companies. Beyond exploration risk, management is faced with a number of other risk factors as detailed in the Annual MD&A.

Internal Control over Financial Reporting

As at the date of this report, management is not aware of any change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Outlook

The Company is in a strong financial position with working capital of $7 million as at March 31, 2007. In addition, in February 2007, the Company completed the spin off of SASC which held the Company's South American assets. The Company currently owns 8.6 million shares representing an 18% interest in SASC. These shares are subject to a regulatory escrow agreement and a lock-up agreement with the agents.

The Company recently announced its intention to spin off its North American assets to a new corporation in a manner similar to its recent IPO spin-off of its South American assets to SASC.

The Company expects to continue exploration for new properties and carry out early stage exploration on existing properties as it has done in the past; however, the Company continues to look for new attractive business opportunities.

Other Information

Additional information related to the Company, including the Company's Annual Information Form, is available for viewing on SEDAR at www.sedar.com and at the Company's website at www.generalminerals.com.

CIBC Mellon Trust Company

May 15, 2007

rdoran@generalminerals.com
mko@malaspinaconsultants.com

Nova Scotia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland and Labrador

Saskatchewan Financial Services Commission, Securities Division

Office of the Administrator of the Securities Act, New Brunswick

British Columbia Securities Commission

Dear Sirs:

RE: GENERAL MINERALS CORPORATION

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on May 15, 2007:

X Interim Report for the Three Months Ended March 31, 2007

However, we have not mailed to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Associate Manager, Trust Central Services

pk\CM_GeneralMineralsInterim

320 Bay Street, P.O. Box 1 • Toronto, ON M5H 4A6 • Tel 416.643.5000 • www.cibcmellon.com

GENERAL MINERALS CORPORATION

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – *Continuous Disclosure Obligations* and discloses the voting results for each matter voted upon at the annual and special meeting of shareholders of General Minerals Corporation (the "Company") held on May 17, 2007 (the "Meeting").

	Description of Matter	Outcome of Vote
1.	Resolution to elect six directors, as proposed in the management information circular for the Meeting.	The six nominees were elected as directors of the Corporation to serve until the next annual meeting of shareholders or until their successors are elected or appointed. This vote was conducted by a show of hands.
2.	Resolution to appoint auditors and to authorize the directors to fix the remuneration thereof, as proposed in the management information circular for the Meeting.	PricewaterhouseCoopers LLP were appointed auditors of the Corporation until the next annual meeting of shareholders and the directors were authorized to fix the remuneration to be paid to the auditors. This vote was conducted by a show of hands.
3.	Resolution to approve amendments to the Company's stock option plan as proposed in the management information circular for the Meeting.	The resolution was passed. The vote was conducted by way of a ballot. The Scrutineer confirmed that 1,716,063 common shares were voted in favour of the resolution (94.64% of the votes cast) and 97,150 common shares were voted against the resolution (5.36% of the votes cast). Votes attached to securities beneficially owned by "insiders" representing 347,724 common shares were excluded from this vote.

DATED this 17th day of May, 2007.

GENERAL MINERALS CORPORATION

"Ralph Fitch"

Ralph G. Fitch
President & Chief Executive Officer

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 07-06

General Minerals Corporation Announces Formation of a New Gold-Copper Focused Company

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

May 4, 2007

General Minerals Corporation ("GMC") is pleased to announce that it is proceeding with plans to spin off its North American assets in the US and in Mexico to a new corporation in a manner similar to its recent successful spin-off of its South American assets into South American Silver Corp. (SAC – TSX) (see GMC PR07-03, Feb. 19, 2007). The plan calls for this new gold-copper focused company to eventually become a publicly traded company. Ralph Fitch, President and CEO of GMC said: "With the appreciation in the gold and copper prices and positive fundamentals for both metals, management and the board of directors of GMC are investigating various ways to maximize the value of its North American assets for the Company's shareholders, and the board and I believe that this is an opportune time to proceed with this plan." At the same time GMC's board of directors is continuing to evaluate various other opportunities for the parent company in order to maximize shareholder value. GMC remains well financed (see GMC PR07-05, March 30, 2007).

General Minerals Corporation is an international minerals exploration company which has traditionally focused its activities in North and South America. In February of this year, GMC successfully spun off its three South American mineral properties into South American Silver Corp. through an IPO that raised gross proceeds of approximately Cdn$19.6 million. GMC holds 8.6 million common shares of South American Silver Corp., representing approximately 18.8% of the issued and outstanding shares of South American Silver Corp. These shares are subject to restrictions on resale, the net effect of which is that until August 19, 2007, unless GMC receives the consent of MGI Securities Inc., none of these shares may be sold. On August 19, 2007, 4.3 million common shares will be released from escrow and contractual restrictions, with a further 2.5 million shares being released on February 19, 2008 and August 19, 2008.

Forward-looking Statements

Statements in this release that are forward-looking statements are based on current expectations and entail various risks and uncertainties. Actual results may materially differ from expectations, if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

The material factors and assumptions that were applied in making the forward-looking statements in this news release include:

a) the state of the financial markets at the time of any public offering;

b) the ability to successfully finance the new company and, to that end, the Company is pursuing financing options for the new company; and

c) receipt of regulatory approvals.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Suite 880, 580 Hornby Street
Vancouver, B.C. V6C 3B6
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: rdoran@generalminerals.com

General Minerals Corporation Files March 31, 2007 Quarterly Report

May 15, 2007

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

FOR IMMEDIATE RELEASE: 07-07

General Minerals Corporation (the "Company" or "GMC") reports that it has released its unaudited consolidated financial statements for the first quarter ended March 31, 2007 and that these consolidated financial statements and the related management's discussion and analysis of financial position and results of operations ("MD&A") are available for viewing on SEDAR at www.sedar.com.

GMC, which currently has 9.4 million common shares outstanding, continues to be in strong financial position with $7 million in cash. In addition, the Company owns 8.6 million shares of South American Silver Corp. ("SASC"), a company listed on the Toronto Stock Exchange. The SASC shares owned by GMC, which are subject to escrow and contractual resale restrictions, had a quoted value of $5.1 million as at March 31, 2007.

The Company has recently announced its intention to spin off its North American assets to a new corporation in a manner similar to its recent spin-off of its South American assets to SASC.

Certain statements contained herein constitute "forward-looking statements". These forward-looking statements are based on current expectations. Additionally, "forward looking statements" look into the future and provide an opinion as to the effect of certain events and trends on the business. These forward-looking statements are based on current expectations and entail various risks and uncertainties. The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

For further information, please contact:
William Filtness
Chief Financial Officer
Tel: (604) 684-0693
Fax: (604) 684-0642

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 07-08

General Minerals Corporation Options Large Land Package Surrounding Canasta Dorada Gold Property in Sonora, Mexico

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

May 31, 2007

General Minerals Corporation ("GMC") is pleased to announce that its Mexican subsidiary, Minera Genminmex, S.A. ("Genmin") has reached an agreement effective June 1, 2007 with Vancouver-based TUMI Resources Limited ("TUMI") and its Mexican subsidiary, TMXI Resources S.A., ("TMXI") whereby Genmin can earn up to a 70% interest in the 35,180 hectares (352 square kilometres) Batamote concessions staked and controlled by TMXI. To earn an initial 60% interest in the TMXI concessions, Genmin must incur expenditures on the property of US$2,000,000 in the first five years, with minimum annual expenditure amounts including US$100,000 in the first year. Once Genmin has earned the 60% interest, it may increase its interest to 70% by incurring an additional US$3,000,000 of expenditures or by completing a final feasibility study on the TMXI concessions by June 1, 2014.

The TMXI mineral concessions surround GMC's Canasta Dorada gold property in the state of Sonora, Mexico. These properties are located within the northern Sonora gold belt. This metalliferous gold belt extends through Sonora and into southeastern U.S. Examples of the gold deposits and occurrences along this trend include Mesquite and Picacho in the Yuma area of extreme southwestern Arizona and southeastern California, and La Choya, La Herradura and Chanate in the Caborca region of northwest Sonora, Mexico. GMC is excited about the potential for gold occurrences within this large land position and will be initiating a regional exploration program to explore the TMXI concessions as well as the Genmin concessions in the area which cover an additional 9,639 hectares, for a total land package of 448 square kilometres.

As previously announced on October 11, 2006 (GMC PR06-17), significant gold mineralization has been outlined at Canasta Dorada in an area measuring approximately 180 metres by 375 metres with an average gold grade of 1.0 gpt gold in the 94 rock chip samples collected from this area. Silicified and veined flat lying structures within sandstone, shale and felsic intrusives are exposed within the area. The mineralized zone is exposed over a vertical thickness of approximately 45-50 metres within the 180 metre by 375 metre area. Canasta Dorada will be the flagship property for the anticipated spin off of GMC's North American assets that are located in the U.S. and in Mexico (see GMC PR 07-06, May 4, 2007).

Forward-looking Statements

Certain statements contained herein constitute "forward-looking statements". "Forward looking statements" look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as "plans,"

"intends," "anticipates," "should," "estimates," "expects," "believes," "indicates," "targeting," "suggests," "potential" "interpretation" and similar expressions. These forward-looking statements, including statements regarding the Company's beliefs in the potential mineralization, are based on current expectations and entail various risks and uncertainties. Actual results may materially differ from expectations as more information regarding the property is gathered or if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Suite 880, 580 Hornby Street
Vancouver, B.C. V6C 3B6
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: rdoran@generalminerals.com

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 07-09

General Minerals Corporation Reviewing Strategic Alternatives: Includes Possible $60 million Private Placement

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

May 31, 2007

General Minerals Corporation ("GMC") today announced that it is continuing to review strategic alternatives with a view to further enhancing shareholder value.

As part of that strategic review, GMC announced that it has entered into discussions with Sprott Asset Management to explore the possibility of entering into a management services agreement with Sprott Asset Management. GMC is also considering completing a $60 million private placement with a number of investors that would involve the issuance of 40 million units at $1.50 per unit. Each unit would be comprised of one common share and one common share purchase warrant, with each warrant being exercisable for two years at $2.50. It is anticipated that, if the private placement is completed, the management services agreement and a new management team will be put in place and there will be changes to its board of directors. Further details are not yet known at this time.

GMC's Board is also continuing to explore other opportunities to deliver further value to shareholders. In this regard, GMC is considering proceeding with its previously announced (see GMC PR07-06, May 4, 2007) plan to spin off its property interests located in the U.S. and in Mexico into a new gold-copper focused company in a manner similar to its recent successful IPO spin-off of its South American property interests to South American Silver Corp. (TSX:SAC).

GMC currently has approximately 9.4 million shares outstanding and continues to be in a strong financial position with $7 million in cash as at March 31, 2007 and 8.6 million shares of South American Silver Corp.

Each of the alternatives under consideration will be subject to shareholder approval as well as the approval of the Toronto Stock Exchange. No assurance can be provided that this continuing review of alternatives will result in any specific action being taken by GMC and readers are cautioned in this regard.

Forward-looking Statements

Certain statements contained herein constitute "forward-looking statements". "Forward looking statements" look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as "plans," "intends," "anticipates," "should," "estimates," "expects," "believes," "indicates," "targeting," "suggests," "potential" "interpretation" and similar expressions. These forward-looking statements are based on current expectations and entail various risks and uncertainties. Actual results may materially differ from expectations as more information regarding the property is gathered or if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Suite 880, 580 Hornby Street
Vancouver, B.C. V6C 3B6
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: rdoran@generalminerals.com

END